Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, October 13th, 2025.

To the Comisión Nacional de Valores (Argentine National Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing to inform you that our subsidiary, Banco de Galicia y Buenos Aires S.A., has been notified of the Argentine Central Bank´s Resolution No. 282, dated October 9, 2025, authorizing the appointment of Mr. Diego Hernán Rivas as Chief Executive Officer of said subsidiary.
Yours faithfully,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
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